UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Dover Corp.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

260003108 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260003108

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Trustees of General Electric Pension Trust I.R.S. # 14-6015763
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER None 6. SHARED VOTING POWER 3,520,534 7. SOLE DISPOSITIVE POWER. None 8. SHARED DISPOSITIVE POWER. 3,520,534

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,520,534
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.73% (6.06% if aggregated with the shares beneficially owned by other Reporting Persons (as defined in the Introductory Note))
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

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CUSIP No. 260003108

1.

NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

GE Asset Management Incorporated, as Investment Manager of GEPT (as defined below) and Investment Adviser to certain other entities and accounts

I.R.S. #06-1238874

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 8,729,808 6. SHARED VOTING POWER 3,590,746 7. SOLE DISPOSITIVE POWER. 8,729,808 8. SHARED DISPOSITIVE POWER. 3,590,746

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,320,554
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.06%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO

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CUSIP No. 260003108

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Electric Company I.R.S. #14-0689340
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER None 6. SHARED VOTING POWER Disclaimed (see 9 below) 7. SOLE DISPOSITIVE POWER. None 8. SHARED DISPOSITIVE POWER. Disclaimed (see 9 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Company
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ Disclaimed (see 9 above)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Not Applicable (see 9 above)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. 260003108

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GE Frankona Rückversicherungs AG I.R.S. #
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER None 6. SHARED VOTING POWER 70,212 7. SOLE DISPOSITIVE POWER. None 8. SHARED DISPOSITIVE POWER. 70,212

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,212
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03% (6.06% if aggregated with the shares beneficially owned by the other Reporting Persons)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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INTRODUCTORY NOTE: This Statement on Schedule 13G is filed on behalf of General Electric Company, a New York corporation (“GE”), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE (“GEAM”), the Trustees of General Electric Pension Trust, a New York common law trust (“GEPT”) and GE Frankona Rückversicherungs AG, a company organized under the laws of the Federal Republic of Germany and an indirect wholly owned subsidiary of GE (“GEFR”) (the “Schedule 13G”). GEAM is a registered investment adviser and acts as Investment Manager of GEPT and GEFR, and as Investment Adviser to certain other entities and accounts. GEAM may be deemed to be the beneficial owner of 3,520,534 shares of Common Stock of Dover Corp. (the “Issuer”) owned by GEPT, of 70,212 shares of Common Stock of the Issuer owned by GEFR and of 8,729,808 shares of Common Stock of the Issuer owned by such other entities and accounts. GEAM, GEPT and GEFR each expressly disclaim that they are members of a “group.” GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group.”

Item 1	(a)	Name of Issuer Dover Corp.

Item 1	(b)	Address of Issuer’s Principal Executive Office 280 Park Avenue New York, NY 10017

Item 2	(a)

Name of Person Filing

Trustees of General Electric Pension Trust (see Schedule II)

GE Asset Management Incorporated as Investment Manager of GEPT and as Investment Adviser to certain entities and accounts

General Electric Company

GE Frankona Rückversicherungs AG

Item 2	(b)

Address of Principal Business Office or, if none, Residence

The address of the principal offices of GEPT and GEAM is 3001 Summer Street, Stamford, Connecticut 06904. The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06431. The address of the principal offices of GEFR is Maria-Theresia-Strasse 35, D-81675 München, Germany.

Item 2	(c)

Citizenship

Trustees of General Electric Pension Trust - New York common law trust

GE Asset Management Incorporated - Delaware corporation

General Electric Company - New York corporation

GE Frankona Rückversicherungs AG - Federal Republic of Germany company

Item 2	(d)	Title of Class of Securities Common Stock

Item 2	(e)	CUSIP Number 260003108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C.78o)
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c)
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c)
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (U.S.C.80a-8)
	(e)	☐	An Investment Adviser in accordance with §240.13-1(b)(1)(ii)(E)
	(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F)
	(g)	☐	A Parent Holding Company or Control Person in accordance with §240.13d-1(b)(1)(ii)G)
	(h)	☐	A Savings Association as defined in Section 3(b) of the federal Deposit Insurance Act (U.S.C. 1813)
	(i)	☐	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

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Item 4	Ownership

			GEPT	GEAM	GEFR	GE

(a)	Amount beneficially owned		3,520,534	12,320,554	70,212	Disclaimed

(b)	Percent of class		1.73%	6.06%	0.03%	Disclaimed

(c)	No. of shares to which person has

	(i)	sole power to vote or direct the vote	None	8,729,808	None	None

	(ii)	shared power to vote or direct the vote	3,520,534	3,590,746	70,212	Disclaimed

	(iii)	sole power to dispose or to direct disposition	None	8,729,808	None	None

	(iv)	shared power to dispose or to direct disposition	3,520,534	3,590,746	70,212	Disclaimed

Item 5

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not Applicable

Item 8	Identification and Classification of Members of the Group See Introductory Note above

Item 9	Notice of Dissolution of Group Not Applicable

Item 10

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

GENERAL ELECTRIC PENSION TRUST
By: GE Asset Management Incorporated, its Investment Manager

By:	/s/ Michael M. Pastore
Name:	Michael M. Pastore
Title:	Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name:	Michael M. Pastore
Title:	Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers
Name:	John H. Myers
Title:	Vice President

GE FRANKONA RÜCKVERSICHERUNGS AG
By: GE Asset Management Incorporated, its Investment Manager

By:	/s/ Michael M. Pastore
Name:	Michael M. Pastore
Title:	Vice President

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Schedule I

JOINT FILING AGREEMENT

This will confirm the agreement by and between all the undersigned that the Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Dover Corp. is being filed on behalf of each of the undersigned.

Dated: February 14, 2005

GENERAL ELECTRIC PENSION TRUST
By: GE Asset Management Incorporated, its Investment Manager

By:	/s/ Michael M. Pastore
Name:	Michael M. Pastore
Title:	Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name:	Michael M. Pastore
Title:	Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers
Name:	John H. Myers
Title:	Vice President

GE FRANKONA RÜCKVERSICHERUNGS AG
By: GE Asset Management Incorporated, its Investment Manager

By:	/s/ Michael M. Pastore
Name:	Michael M. Pastore
Title:	Vice President

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Schedule II

TRUSTEES OF GENERAL ELECTRIC PENSION TRUST

3001 Summer Street, P.O. Box 7900

Stamford, Connecticut 06904

The names of the Trustees of General Electric Pension Trust are as follows:

David B. Carlson

Michael J. Cosgrove

Ralph R. Layman

Alan M. Lewis

Robert A. MacDougall

John H. Myers

Donald W. Torey

John J. Walker

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